Filed by Merida Merger Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merida Merger Corp. I

Related Registration Statement No. 333-259381

MERIDA MERGER CORP. I AND LEAFLY ANNOUNCE EFFECTIVENESS OF S-4 REGISTRATION STATEMENT

Special meeting of stockholders to be held on January 14, 2022 to vote on proposed business combination

SEATTLE and NEW YORK, December 20, 2021 – Merida Merger Corp. I (NASDAQ: MCMJ) (“Merida”), a special purpose acquisition company sponsored by Merida Capital Holdings, and Leafly Holdings Inc. (“Leafly”), the world’s leading online cannabis discovery marketplace and resource for cannabis consumers, today announced that the U.S. Securities and Exchange Commission (“SEC”) has declared Merida’s registration statement on Form S-4 effective relating to its previously announced business combination with Leafly.

Merida also announced a special meeting in lieu of an annual meeting of stockholders to vote on the proposed business combination (“the Special Meeting”) will be held virtually on Friday January 14, 2022. Stockholders of record as of December 21, 2021 are entitled to vote at the Special Meeting and encouraged to do so before 11:59 p.m. ET on January 13, 2022.

If the proposals at the Special Meeting are approved, the business combination is expected to close shortly thereafter, subject to satisfaction of customary closing conditions. Upon completion of the proposed business combination, Merida will adopt the Leafly name and its common stock is expected to be listed on the NASDAQ under the ticker symbol LFLY.

The proxy statement/prospectus/consent solicitation statement is available on www.sec.gov. Stockholders of record who require assistance voting, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact Merida’s proxy solicitor, Morrow Sodali LLC (email: MCMJ.info@investor.morrowsodali.com).

About Merida Merger Corp. I

Merida Merger Corp. I is a blank check company formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

About Leafly

Cannabis discovery marketplace Leafly aims to help more than 125 million visitors discover cannabis this year. Our powerful ecommerce tools help shoppers make informed purchase decisions and empower cannabis businesses to attract and retain loyal customers through advertising and technology services. Learn more at Leafly.com or download the Leafly mobile app through Apple’s App Store or Google Play.

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed business combination between Merida and Leafly, including statements regarding the benefits of the proposed business combination, the anticipated timing of the proposed business combination, the services offered by Leafly and the markets in which Leafly operates, business strategies, debt levels, industry environment, potential growth opportunities, the effects of regulations and Merida’s or Leafly’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of Merida’s securities; (ii) the risk that the proposed business combination may not be completed by Merida’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Merida; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by Merida’s stockholders, the satisfaction of the minimum trust account amount following redemptions by Merida’s public stockholders and the receipt of certain governmental and regulatory approvals; (iv) the effect of the announcement or pendency of the proposed business combination on Merida’s or Leafly’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of Leafly and potential difficulties in Leafly employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against Merida or Leafly related to the Merger Agreement or the proposed business combination; (vii) the ability to maintain the listing of Merida’s securities on the NASDAQ; (viii) the price of Merida’s securities, including volatility resulting from changes in the competitive and highly regulated industry in which Leafly plans to operate, variations in performance across competitors, changes in laws and regulations affecting Leafly’s business and changes in the combined capital structure; and (ix) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that are described in the Merida’s final proxy statement/prospectus/consent solicitation statement contained in the Registration Statement, including those under “Risk Factors” therein, and other documents filed by Merida from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Merida and Leafly assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Merida nor Leafly gives any assurance that either Merida or Leafly will achieve its expectations.

Additional Information and Where to Find It

In connection with the proposed business combination contemplated by the Agreement and Plan of Merger by and among Merida, Merida Merger Sub, Inc., Merida Merger Sub II, LLC, and Leafly (the “Merger Agreement”), Merida has filed a registration statement on Form S-4 (the “Registration Statement”) that includes a proxy statement of Merida, a prospectus of Merida and a consent solicitation statement of Leafly. The Registration Statement was declared effective by the SEC on December 20, 2021. The proxy statement/prospectus/consent solicitation statement will be sent to all Merida stockholders as of December 21, 2021 and Leafly shareholders as of December 20, 2021 for voting on the proposed business combination and the other matters to be voted upon at a meeting of Merida’s stockholders to be held to approve the proposed business combination and other matters (the “Special Meeting”). Merida may also file other documents regarding the proposed business combination with the SEC. The definitive proxy statement/prospectus/consent solicitation statement contains important information about the proposed business combination and the other matters to be voted upon at the Special Meeting and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. Before making any voting decision, investors and security holders of the Merida and Leafly are urged to read the Registration Statement, the proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed business combination and related matters.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus/consent solicitation statement and all other relevant documents filed or that will be filed with the SEC by Merida through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

Merida and Leafly and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Merida’s stockholders in connection with the proposed business combination. Information about Merida’s directors and executive officers and their ownership of Merida’s securities is set forth in Merida’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the proxy statement/prospectus/consent solicitation statement regarding the proposed business combination when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This document relates to a proposed business combination between Merida and Leafly. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Media

Laura Morarity
laura.morarity@leafly.com
206-489-8427

Molly Morse / Nick Capuano
Molly.Morse@kekstcnc.com / Nicholas.Capuano@kekstcnc.com
917-603-4142 / 917-842-7859

Investors

Chris Hollenbeck
IR@leafly.com

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